UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 2)*

Pledge Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74345U 10 2

(CUSIP Number)

Ervington Investments Limited

Emmanouil Roidi, 10-12

Agia Zoni, 3031, Limassol, Cyprus

Telephone: 357 25857700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ervington Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.

**	Based on 268,558,931 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2018. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,933,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Norma Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%***
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.

**	Based on 268,558,931 shares of the Issuer’s Common Stock issued and outstanding as of February 9, 2018. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,933,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harmony Trust Settlement
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%***
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.

**	Based on 268,558,931 shares of the Issuer’s Common Stock issued and outstanding as of February 8, 2018. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,933,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, dated February 19, 2015 (the “Original 13D”) as amended by Amendment No. 1, dated July 15, 2015, filed by Ervington Investments Limited, an entity organized under the laws of the Republic of Cyprus (“Ervington”), Greenleas International Holdings Ltd, an entity organized under the laws of the British Virgin Islands (“Greenleas”), and Harmony Trust Settlement, an trust organized under the laws of the Republic of Cyprus (“Harmony Trust”). Ervington, Norma Investments Limited, an entity organized under the laws of the British Virgin Islands and Harmony Trust are collectively referred to herein as the “Reporting Persons”. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

Ervington’s address is now Emmanouil Roidi, 10-12, Agia Zoni, 3031, Limassol, Cyprus.

Norma Investments Limited (“Norma”) is an entity organized under the laws of the British Virgin Islands with a principal business address at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, BVI.

(d)	During the past five years, Norma has not been convicted in a criminal proceeding.

(e)	During the past five years, Norma has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding Norma is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

On February 12, 2018, the Issuer entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Norma, pursuant to which the Issuer has agreed to sell to Norma substantially all of its assets, including all pertinent intellectual property rights, comprising its business of implementing its plasma pulse technology, for $650,000 (the “Asset Sale”). The Asset Purchase Agreement provides, among other things, that the Asset Sale is conditioned on its approval by holders of a majority of the Issuer’s voting securities, exclusive of the securities held by the Reporting Persons.

In addition, on February 12, 2018, the Issuer entered into a Share Repurchase Agreement (the “Repurchase Agreement”) with Ervington to repurchase all of the shares of the Issuer’s common stock, Series A-1 Preferred Stock and Series C Preferred Stock held by Ervington for $8,500,000 (the “Share Repurchase”), which repurchase will occur at the same time as the Asset Sale. Upon consummation of the Share Repurchase, Ivan Persiyanov will resign from all positions he holds as an officer and director of the Issuer and its subsidiaries.

The foregoing descriptions of the Asset Purchase Agreement and the Repurchase Agreement are qualified in their entirety by reference to the full text of such documents copies of each of which are attached to this Amendment as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Asset Purchase Agreement between the Issuer and Norma dated as of February 12, 2018 (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2018 File Number 000-53488)

Exhibit 2	Share Repurchase Agreement (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2018 File Number 000-53488)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 2, 2018

Ervington Investments Limited

By:	/s/ Natalia Khudyk
	Name:	Natalia Khudyk
	Title:	Director

Norma Investments Limited

By:	Thackeray Investments, Limited

By:	/s/ Chrystalla Komodromou Stylla
	Name:	Chrystalla Komodromou Stylla
	Title:	Director

Harmony Trust Settlement

By:	A. Corp – Trustee Limited, Trustee

By:	/s/ Dimitris Ioannidis
	Name:	Dimitris Ioannidis
	Title:	Director